EX99_1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

MATERIAL FACT

São Paulo, October 26, 2023 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), Resolution 80 issued by the Securities and Exchange Commission of Brazil (“CVM”) on March 29, 2022, and CVM Resolution 44 of August 23, 2021, hereby informs its shareholders and the market that on this date, the Board of Directors of the Company approved the investment below totaling one billion, one hundred seventy million reais (R$1,170 million), as detailed below.

1)	The construction of a tissue paper mill and conversion into toilet paper and paper towels in the municipality of Aracruz, in the state of Espírito Santo, with a capacity of 60,000 tons per year, with total investments estimated at six hundred fifty million reais (R$650 million) and the beginning of operations scheduled for the first quarter of 2026. Suzano plans to fund the investment using its balance of ICMS tax credits in the state, which should result in an estimated net disbursement of approximately one hundred thirty million reais (R$130 million) in the project;

2)	The construction of a new biomass boiler at the pulp mill in Aracruz to replace the current boiler, at an estimated investment of five hundred twenty million reais (R$520 million). The new biomass boiler should go operational in the fourth quarter of 2025.

The investments mentioned in items 1 and 2 do not affect the Capex guidance disclosed by the Company for 2023, as the disbursements will be spread over 2024 (R$522 million), 2025 (R$621 million) and 2026 (R$27 million), in real terms, excluding the use of ICMS tax credits.

The above mentioned investments are aligned with Suzano’s business strategy, since they represent progress in its market positioning in the consumer goods segment and the strengthening of its structural competitiveness in pulp production, while also attesting to the Company’s commitment to financial discipline as established in its indebtedness policy.

São Paulo, October 26, 2023.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer